

February 13, 2015

Via E-Mail
Mr. Gordon Hum
Chief Executive Officer
Crypto-Services, Inc.
711-8 Lee Centre Dr.
Scarborough, ON
Canada M1H 3H8

> **Re: Crypto-Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 29, 2015**
> **File No. 333-200760**

Dear Mr. Hum:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where a prior comment is referred to it refers to our letter dated December 31, 2014.

General

1.   We have reviewed your response to prior comment 1 and the revised risk factor disclosure on page 14. Please revise to disclose the potential adverse impact on obtaining financing through offerings of unregistered securities and the conditions that must be satisfied before your shares may be resold under Rule 144.

Cover Page

2.   We are unable to locate disclosure responsive to prior comment 4 in the filing and reissue the comment.

Risk Factors

Risks Related to this Offering, page 9

3.   We have considered your response to prior comment 7 and the revisions to the disclosure in the Risk Factors section. Please revise the Available Information section to remove the references to proxy statements as you will not be subject to Section 14 of the Exchange Act.

Use of Proceeds, page 19

4.   We note your revisions on page 24 in response to prior comment 9. Please make corresponding revisions in this section to indicate that the offering expenses will be paid from your currently available cash.

Directors, Executive Officers, Promoters and Control Persons

Business Experience, page 27

5.   We have reviewed your response to prior comment 12. Please revise your disclosure to provide more detailed information that will enable investors to better understand how the degrees earned by Mr. Hum and Mr. Jong compare to degrees awarded under the U.S. collegiate system. It is unclear from your response whether the degrees they earned are equivalent to two year associates' degrees in the United States, for example.

        You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief – Legal

cc: Via-Email
        Gregg E. Jaclin, Esq.
        Szaferman Lakind Blumstein & Blader, PC